Exhibit 99.2

Execution Version

FIRST AMENDING AGREEMENT

THIS AGREEMENT is made effective as of May 31, 2023

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

ROYAL BANK OF CANADA, BANK OF MONTREAL, CANADIAN WESTERN BANK and INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA) (hereinafter referred to collectively as the “Lenders” and individually as a “Lender”),

OF THE SECOND PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS Industrial and Commercial Bank of China (Canada) (the “New Lender”) has agreed to provide a Syndicated Facility Commitment and to become a Lender in accordance with the terms of the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this first amending agreement, as amended, modified, supplemented or restated from time to time.

“Credit Agreement” means the credit agreement made as of July 27, 2022, as amended and restated pursuant to the amended and restated credit agreement made as of March 22, 2023 between the Borrower, the Lenders (other than the New Lender) and the Agent.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.2 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.4 The following Schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments; and

Schedule B – Form of Confirmation of Guarantee and Security.

2.	Amendments and Supplements

2.1 Increase to Syndicated Facility.

(a)

The definition of “Syndicated Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended by deleting “Cdn.$175,000,000” where it appears therein and substituting “Cdn.$215,000,000” therefor.

(b)

The parties hereto hereby confirm and agree that: (i) the maximum principal amount of the Syndicated Facility is hereby increased from Cdn.$175,000,000 to Cdn.$215,000,000; and (ii) the giving effect to this Agreement does not constitute a redetermination of the Borrowing Base and, for certainty, the Borrowing Base continues to be Cdn.$250,000,000 as set out in Section 2.23(1) of the Credit Agreement.

2.2 Replacement of Schedule A. Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto to, inter alia, provide that the Syndicated Facility Commitment of each Lender shall be the amount set forth opposite its name on such new Schedule A.

2.3 Addition of New Lender.

(a)

Addition of New Lender. The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Commitment set forth opposite its name on Schedule A hereto and all references herein or therein to “Lenders” or a “Lender” shall be deemed to include such New Lender.

(b)

Novation of New Lender. The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Commitment as fully as if it had been an original party to the Credit Agreement.

(c)

The Agent. Without in any way limiting the other provisions hereof, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)

Independent Credit Decision. The New Lender acknowledges to the Agent that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Documents and all other matters incidental to the Credit Agreement and the other Documents. The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)

to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and the other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.

(e)

Consent of Borrower and Agent. The Borrower and the Agent each hereby consent to the addition and novation of the New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if such New Lender had been an original party to the Credit Agreement.

3.	Funding of Loans to Reflect Syndicated Facility Commitment of New Lender

3.1 Funding of Outstanding Loans under Syndicated Facility. In order to give effect to the new Syndicated Facility Commitment of the New Lender contemplated hereby, upon, and with effect from, the satisfaction of the conditions precedent set forth in Section 6, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the increase in the Syndicated Facility and the new Syndicated Facility Commitment of the New Lender and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such new Syndicated Facility Commitment of the New Lender; provided that, the foregoing provisions of this Section 3.1 shall not apply to CDOR Rate Loans outstanding on the date hereof, such CDOR Rate Loans being subject to and dealt with pursuant to Section 3.2 hereof.

3.2 Outstanding CDOR Rate Loans.

(a) The parties hereby acknowledge that, on the date hereof, CDOR Rate Loans under the Syndicated Facility having terms to maturity ending after the date hereof are outstanding (the “Outstanding CDOR Rate Loans”). Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, it is acknowledged and agreed by the parties hereto that all rights and interests of the Lenders in respect of, and any obligation of the Borrower to pay or reimburse the Lenders in respect of, the Outstanding CDOR Rate Loans are solely a risk and for the account of the Lenders based upon their respective Rateable Portions under the Syndicated Facility as in effect prior to and without regard to the provisions of this Agreement.

(b) Notwithstanding the foregoing, from time to time, as the Outstanding CDOR Rate Loans mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment and Rateable Portion therein after giving effect to the provisions of this Agreement.

4.	Representations and Warranties

The Borrower hereby represents and warrants to the Agent and to each Lender, and the Borrower acknowledges and confirms that the Agent and each Lender are relying upon such representations and warranties, as follows:

(a)	Capacity, Power and Authority

It is a corporation validly existing and in good standing under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors’ rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.

(c)	Compliance with Other Instruments

None of the authorization, execution or delivery of this Agreement, the performance of any obligation of the Borrower pursuant hereto, or the consummation of the transactions contemplated herein requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) the Borrower’s or any of its Material Subsidiary’s articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.

(d)	No Default

No Default or Event of Default has occurred or is continuing or will occur immediately after giving effect to this Agreement.

(e)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Article 8 of the Credit Agreement is true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as of the date hereof, except those made as of a specified date.

The representations and warranties set out herein shall survive the execution and delivery of this Agreement and the making of each Drawdown under the Credit Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.	Fees

5.1 Fee Payable to New Lender. The Borrower hereby agrees to pay to the Agent, for the New Lender, a fee in Canadian Dollars in an amount equal to [Redacted – Commercially Sensitive Information]% per annum of the new amount of the New Lender’s Aggregate Individual Commitment under the Credit Facilities after giving effect hereto.

6.	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	receipt by the Agent of a fully executed copy of this Agreement;

(b)	the Borrower shall have paid to the Agent, for the New Lender, the fee required to be paid pursuant to Section 5.1 hereof;

(c)	the Borrower shall have delivered, and will cause each Material Subsidiary to deliver, as applicable, to the Agent and the Lenders:

(i)

an Officer’s Certificate of the Borrower confirming (A) no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby, (B) its corporate authorization to make the increase of the Syndicated Facility Commitments contemplated by this Agreement, (C) the truth and accuracy of the representations and warranties set forth in Article 8 of the Credit Agreement being true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as of the date hereof, except those made as of a specified date, and (D) that no consents, approvals or authorizations from any person are required for the increase of the Syndicated Facility contemplated hereby (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of this Agreement, and attaching a certified copy of a directors’ resolution of the Borrower authorizing each such increase;

(ii)	a Confirmation of Guarantee and Security from the Borrower and each Material Subsidiary in substantially the form attached hereto as Schedule B; and

(iii)

a current certificate of status, compliance or good standing, as the case may be, in respect of the Borrower and each Material Subsidiary in respect of the Borrower’s and each Material Subsidiaries’ jurisdiction of formation and certified copies of its constating documents, by-laws and the resolutions authorizing the Documents to which it is a party to be executed in connection herewith and the transactions thereunder and an Officer’s Certificate as to the incumbency of the officers of the Borrower or the Subsidiary, as the case may be, signing the Documents to which it is a party; and

(d)

the Agent and the Lenders shall have received a legal opinion from legal counsel to the Borrower, which shall be in form and substance satisfactory to the Agent and the Lenders’ Counsel, each acting reasonably.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.	Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent (acting reasonably) in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.	Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution”, “execute”, “signed”, “signature”, and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

OBSIDIAN ENERGY LTD.

By:	(“Signed”)

Signature Page to the First Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	(“Signed”)
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

BANK OF MONTREAL

By:	(“Signed”)
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

CANADIAN WESTERN BANK

By:	(“Signed”)
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA)

By:	(“Signed”)
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	(“Signed”)
Name:
Title:

Signature Page to the First Amending Agreement

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Aggregate Individual Commitment
Royal Bank of Canada	Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]
Bank of Montreal		Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]
Canadian Western Bank		Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]
Industrial and Commercial Bank of China (Canada)		Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]
Total:	Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]	Cdn.$ [Redacted – Commercially Sensitive Information]

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders, Hedging Affiliates and each Cash Manager (together with the Agent (as defined below), collectively, the “Lender Secured Parties”)

AND TO:   Royal Bank of Canada, as agent of the Lenders (the “Agent”)

DATE:	May 31, 2023

WHEREAS Obsidian Energy Ltd. (the “Borrower”) entered into a credit agreement made as of July 27, 2022, as amended and restated pursuant to the amended and restated credit agreement made as of March 22, 2023 between the Borrower, the Lenders and the Agent (the “Existing Credit Agreement”);

AND WHEREAS each of the undersigned guaranteed: (a) (except in the case of the Borrower), all of the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement and the other Documents; (b) all of the Lender Financial Instrument Obligations; and (c) all Cash Management Obligations, (collectively, the “Guaranteed Obligations”), in each case, pursuant to one or more guarantees, each made as of July 27, 2022 (collectively, the “Guarantees” and each a “Guarantee”), granted by each of the undersigned (either directly or through one or more of its amalgamation predecessors) in favour of the Agent and each of the other Lender Secured Parties;

AND WHEREAS as collateral security for, among other things, all of its Obligations (including, without limitation, its obligations arising under its respective Guarantee), Lender Financial Instrument Obligations and Cash Management Obligations (collectively, the “Lender Secured Obligations”), each of the undersigned (either directly or through one or more of its amalgamation predecessors) executed and delivered to the Agent, for and on behalf of the Lender Secured Parties, in each case, one or more floating charge demand debentures, debenture pledge agreements and general security agreements, each dated July 27, 2022 (together with all other Security (under and as defined in the Existing Credit Agreement), collectively, the “Security”);

AND WHEREAS pursuant to a first amending agreement (the “First Amending Agreement”) made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to amend and supplement the Existing Credit Agreement;

AND WHEREAS each of the undersigned has been provided with a true, correct and complete copy of the First Amending Agreement;

AND WHEREAS each of the undersigned wishes to confirm to the Lender Secured Parties that: (a) its respective Guarantee continues to apply to the Guaranteed Obligations and (b) the Security continues to apply to the Lender Secured Obligations (including, for certainty, its obligations arising under its respective Guarantee);

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Lender Secured Parties to each of the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that: (a) each of its respective Guarantees and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Existing Credit Agreement pursuant to the First Amending Agreement, (b) each of its respective Guarantees shall continue to exist and apply to all of the Guaranteed Obligations and the Security shall continue to exist and apply to all of the Lender Secured Obligations (in each case, including, without limitation, the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement as amended by the First Amending Agreement). This Confirmation of Guarantee and Security is in addition to and shall not limit, derogate from or otherwise affect any provisions of any Guarantee or the Security including, without limitation, Article 2 and Article 3 of each Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Existing Credit Agreement as amended by the First Amending Agreement, as the context requires.

This Confirmation of Guarantee and Security shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any of the undersigned may be found. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Confirmation shall be effective as delivery of an original executed counterpart of this Confirmation.

DATED as of the date first written above.

OBSIDIAN ENERGY LTD. OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD., 1647456 ALBERTA LTD., each of the foregoing by the undersigned

By: